As filed with the Securities and Exchange Commission on August 22, 2005

Registration No. 333- ___

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	**71-0581897**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

P. O. Box 8180
1 Information Way
Little Rock, Arkansas 72203-8180
501-342-1000
(Address of Principal Executive Offices)

2005 STOCK PURCHASE PLAN
OF ACXIOM CORPORATION
(Full Title of the Plan)

Charles D. Morgan
Chairman of the Board and Company Leader
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
501-342-1000
(Name and Address of Agent For Service)

Copies of all correspondence to:

John P. Fletcher, Esq.
Kutak Rock LLP
425 West Capitol Avenue, Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.10 Par Value[1]	2,000,000[2]	$19.495[3]	$38,990,000[3]	$4,589.12

(1)   Preferred Stock Purchase Rights of Acxiom Corporation ("Acxiom" or "Registrant") are attached to and trade with the Acxiom Common Stock.

(2)   Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares that may become subject to the 2005 Stock Purchase Plan of Acxiom Corporation as a result of anti-dilution provisions of the plan.

(3)   The registration fee has been computed in accordance with paragraphs (c) and (h) of Rule 457, based upon the average of the high and low sales prices of shares of Acxiom's Common Stock as reported by Nasdaq on August 18, 2005.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

* The documents containing the information specified in Part I of Form S-8 will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933. Such documents need not be filed with the Securities and Exchange Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this registration statement pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Securities and Exchange Commission are incorporated herein by reference as of their respective dates of filing:

(a)   The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2005;

(b)   The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

(c)   The Registrant's Current Reports on Form 8-K filed July 13, 2005 and July 20, 2005 (other than Results of Operations and Financial Condition disclosure furnished under Item 2.02 and exhibits relating to such disclosures);

(d)   The description of the Registrant's capital stock contained in the registration statement on Form 8-A filed by CCX Network, Inc., now known as Acxiom Corporation, dated February 4, 1985, and any amendments or updates thereto; and

(e)   The description of the Registrant's preferred stock purchase rights contained in the registration statement on Form 8-A dated January 28, 1998, as amended by Form 8-A/A dated June 4, 1998.

In addition, all documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold under this registration statement (other than Current Reports on Form 8-K containing Regulation FD Disclosure furnished under Item 7.01 or Results of Operations and Financial Condition disclosure furnished under Item 2.02 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K), shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Exculpation. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper personal benefit.

The Acxiom Certificate of Incorporation provides that, to the fullest extent permitted by Delaware corporate law, a director shall not be liable to Acxiom and its stockholders for monetary damages for a breach of fiduciary duty as a director.

Indemnification. Section 145 of the Delaware corporate law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

The Acxiom Charter provides for indemnification of directors and officers of Acxiom against liability they may incur in their capacities as and to the extent authorized by Delaware corporate law.

Insurance. Acxiom has in effect directors' and officers' liability insurance and fiduciary liability insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

5.1   Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith)

10.1   2005 Stock Purchase Plan of Acxiom Corporation (attached as Appendix B to the Registrant's Proxy Statement filed with the Securities and Exchange Commission on June 24, 2005, and incorporated herein by reference)

23.1   Consent of Kutak Rock LLP (included in the opinion filed as Exhibit 5.1 herewith)

23.2   Consent of KPMG LLP (filed herewith)

24.1   Power of Attorney (filed herewith)

Item 9. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

       (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on August 22, 2005.

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
      Catherine L. Hughes
      Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated, on August 22, 2005:

Signature	Title
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Harry C. Gambill* (Harry C. Gambill)	Director
/s/ Mary L. Good * (Mary L. Good)	Director
/s/ Ann Die Hasselmo * (Ann Die Hasselmo)	Director
/s/ William J. Henderson * (William J. Henderson)	Director
/s/ Rodger S. Kline* (Rodger S. Kline)	Director and Chief Finance & Administration Leader (principal financial and accounting officer)
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director

*By: /s/ Catherine L. Hughes
       Catherine L. Hughes, Attorney-in-Fact

INDEX TO EXHIBITS

Number	Exhibit
5.1	Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith)
10.1	2005 Stock Purchase Plan of Acxiom Corporation (attached as Appendix A to the Registrant's Proxy Statement filed with the Securities and Exchange Commission on June 24, 2005, and incorporated herein by reference)
23.1	Consent of Kutak Rock LLP (included in the opinion filed as Exhibit 5.1 herewith)
23.2	Consent of KPMG LLP (filed herewith)
24.1	Power of Attorney (filed herewith)

Exhibit 5.1

August 22, 2005

Acxiom Corporation
P. O. Box 8180
1 Information Way
Little Rock, Arkansas 72203

Re: REGISTRATION ON FORM S-8 OF SHARES OF COMMON STOCK PAR
        VALUE $.10 PER SHARE, OFFERED PURSUANT TO THE 2005 STOCK
        PURCHASE PLAN OF ACXIOM CORPORATION

Ladies and Gentlemen:

We are acting as counsel to Acxiom Corporation, a Delaware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, of up to 2,000,000 shares (the "Shares") of common stock, par value $.10 per share, of the Company issuable under the 2005 Stock Purchase Plan of Acxiom Corporation (the "Plan").

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. Based on such examination and on the assumptions set forth below, we are of the opinion that the Shares to be offered and sold, when issued and delivered in accordance with the terms and provisions of the Plan, against receipt of the consideration provided for therein, will be validly issued, fully paid, and nonassessable.

In rendering this opinion, we have (i) assumed and have not independently verified (a) the due authorization, execution and delivery of the Plan, (b) that all signatures on all certificates and other documents examined by us are genuine, and that, where any such signature purports to have been made in a corporate, governmental or other capacity, the person who affixed such signature to such certificate or other document had authority to do so, and (c) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and (ii) as to certain factual matters, relied upon certificates of public officials and of the Company and its officers and have not independently checked or verified the accuracy of the factual statements contained therein. In addition, our examination of matters of law has been limited to the General Corporation Law of the State of Delaware and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws and the federal laws of the United States of America and reported judicial decisions interpreting such laws, in each case as in effect on the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Kutak Rock LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acxiom Corporation:

We consent to the use of our reports dated June 8, 2005, with respect to the consolidated balance sheets of Acxiom Corporation as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2005, and the effectiveness of internal control over financial reporting as of March 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

Dallas, Texas
August 19, 2005

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Jerry C. Jones, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the issuance and sale of up to 2,000,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the 2005 Stock Purchase Plan of Acxiom Corporation, and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 4th day of August, 2005.

Signed: /s/ William T. Dillard II
Name: WILLIAM T. DILLARD II

Signed: /s/ Harry C. Gambill
Name   HARRY C. GAMBILL

Signed: /s/ Mary L. Good
Name: MARY L. GOOD

Signed: /s/ Ann Die Hasselmo
Name: ANN DIE HASSELMO

Signed: /s/ William J. Henderson
Name: WILLIAM J. HENDERSON

Signed: /s/ Rodger S. Kline
Name: RODGER S. KLINE

Signed: /s/ Thomas F. (Mack) McLarty, III
Name: THOMAS F. (MACK) McLARTY, III

Signed: /s/ Charles D. Morgan
Name: CHARLES D. MORGAN

Signed: /s/ Stephen M. Patterson
Name: STEPHEN M. PATTERSON